UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-38214

NOTIFICATION OF LATE FILING	CUSIP NUMBER 40701T104
(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

For Period Ended: March 31, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hamilton Beach Brands Holding Company
Full Name of Registrant

Not applicable
Former Name if Applicable

4421 Waterfront Dr.
Address of Principal Executive Office (Street and Number)

Glen Allen, VA 23060
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b) The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hamilton Beach Brands Holding Company (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (the “Form 10-Q”) by the prescribed due date, without unreasonable effort or expense. During the quarter ended March 31, 2020, the Company discovered certain accounting irregularities with respect to the timing of recognition of selling and marketing expenses and the classification of certain expenditures within the statement of operations at its Mexican subsidiary. The Company’s Audit Review Committee has commenced an internal investigation, with the assistance of outside counsel and other third party experts, which is primarily focused on the realizability of certain assets of the Mexican subsidiary in order to determine the impact these matters may have on the Company’s financial results. Net sales of the Mexican subsidiary represented approximately 7% of the Company’s total net sales in 2019. In addition, the Company needs to complete its assessment of identified control deficiencies at its Mexican subsidiary to be able to reach a conclusion regarding the effectiveness of its disclosure controls and procedures and any impact on its internal control over financial reporting.

The Company is working diligently to complete the investigation and file the Form 10-Q as soon as possible, but the Company does not anticipate that it will be in a position to file the Form 10-Q on or before the fifth calendar date following the required filing date as prescribed in Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michelle O. Mosier	(804)	273-9777
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☒ No☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 11, 2020, the Company issued a press release announcing the filing of this Notification of Late Filing on Form 12b-25 and providing a COVID-19 related business update and included a copy of such press release in its Current Report on Form 8-K furnished to the Securities and Exchange Commission. Certain information about the Company’s financial results for the quarter ended March 31, 2020 compared to the comparable prior year period is included in such press release.

Cautionary Statement Concerning Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the outcome and impact of the Company’s internal investigation and the Company’s expected financial results. These statements are based on current expectations as of the date of this Notification of Late Filing on Form 12b-25 and involve a number of risks and uncertainties, which may cause results to differ materially from those indicated by these forward-looking statements. These risks include, without limitation, risks related to the Company’s ability to complete the Form 10-Q, including the financial statements for the quarter ended March 31, 2020, the possibility that it will not be able to do so within the anticipated time period, the conclusions of the Company and the Audit Review Committee (and the timing of the conclusions) concerning matters relating to the investigation and other risks detailed in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this Notification of Late Filing on Form 12b-25.

Hamilton Beach Brands Holding Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2020	By	/s/ Michelle O. Mosier
Name: Michelle O. Mosier Title: Senior Vice President, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

        4